UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Earthstone Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

27032D205

(CUSIP Number)

Ron Hulme

Parallel Resource Partners, LLC

700 Louisiana St., 50th Floor

Houston, Texas 77002

(713) 238-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

J. Mark Metts

Sidley Austin LLP

1000 Louisiana St., Suite 6000

Houston, Texas 77002

(713) 495-4501

October 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 27032D205	Page 2 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Flatonia Energy, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock(1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: OO

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 3 of 30 Pages

1.	NAMES OF REPORTING PERSONS. Flatonia Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares on Common Stock(1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: OO

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 4 of 30 Pages

1.	NAMES OF REPORTING PERSONS: Energy Recapitalization and Restructuring Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: PN

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 5 of 30 Pages

1.	NAMES OF REPORTING PERSONS: ERR FI Flatonia Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: OO

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 6 of 30 Pages

1.	NAMES OF REPORTING PERSONS: ERR FI II Flatonia Intermediate, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: PN

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 7 of 30 Pages

1.	NAMES OF REPORTING PERSONS: Energy Recapitalization and Restructuring FI, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1% (2)
14.	TYPE OF REPORTING PERSON: CO

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 8 of 30 Pages

1.	NAMES OF REPORTING PERSONS: Energy Recapitalization and Restructuring FI Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: PN

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 9 of 30 Pages

1.	NAMES OF REPORTING PERSONS: Parallel Resource Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: IA

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 10 of 30 Pages

1.	NAMES OF REPORTING PERSONS: Bluescape Energy Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: OO

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 11 of 30 Pages

1.	NAMES OF REPORTING PERSONS: Bluescape Resources Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: OO

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 12 of 30 Pages

1.	NAMES OF REPORTING PERSONS: C. John Wilder Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: IN

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 13 of 30 Pages

1.	NAMES OF REPORTING PERSONS: Carlson Energy Partners I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: OO

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 14 of 30 Pages

1.	NAMES OF REPORTING PERSONS: Carlson Energy Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: CO

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 15 of 30 Pages

1.	NAMES OF REPORTING PERSONS: Clint D. Carlson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: IN

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 16 of 30 Pages

1.	NAMES OF REPORTING PERSONS: John K. Howie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: IN

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

CUSIP No: 27032D205	Page 17 of 30 Pages

1.	NAMES OF REPORTING PERSONS: Ron Hulme
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see ITEM 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 453,360 shares of Common Stock (1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,360 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%(2)
14.	TYPE OF REPORTING PERSON: IN

(1)	Neither Flatonia Energy, LLC nor any other Reporting Person owns any shares of Common Stock (as defined below). However, because Flatonia Energy, LLC is a third party beneficiary of the Amended Voting Agreement (as defined below), Flatonia Energy, LLC and the other Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock with respect to the matters covered by the Amended Voting Agreement.
(2)	This calculation in Row 13 is based on 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s (as defined below) Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement (as defined below), the Issuer represented to Flatonia that, as of October 16, 2014 (the date of the Contribution Agreement), the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

SCHEDULE 13D

Page 18 of 30 Pages

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (the “Issuer” or “Earthstone”), whose principal executive offices are located at 633 Seventeenth Street, Suite 2320, Denver, Colorado 80202.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by and on behalf of each of the following entities/persons (collectively, the “Reporting Persons”):

(i)	Flatonia Energy, LLC, a Delaware limited liability company (“Flatonia”);

(ii)	Flatonia Holdings, LLC, a Delaware limited liability company (“Flatonia Holdings”);

(iii)	Energy Recapitalization and Restructuring Fund, L.P., a Delaware limited partnership (“ERR”);

(iv)	ERR FI Flatonia Holdings, LLC, a Delaware limited liability company (“ERR FI Flatonia Holdings”);

(v)	Energy Recapitalization and Restructuring FI, Ltd., a Cayman Islands exempted company (“ERR FI Ltd.”);

(vi)	Energy Recapitalization and Restructuring FI Fund, L.P., a Cayman Islands limited partnership (“ERR FI”);

(vii)	ERR FI II Flatonia Intermediate, L.P., a Delaware limited partnership (“ERR FI II Flatonia Intermediate”);

(viii)	Parallel Resource Partners, LLC, a Delaware limited liability company (“Parallel”);

(ix)	Bluescape Energy Partners LLC, a Delaware limited liability company (“BEP”);

(x)	Bluescape Resources Company LLC, a Delaware limited liability company (“Bluescape Resources”);

(xi)	C. John Wilder Jr., a United States citizen;

(xii)	Carlson Energy Partners I, LLC, a Delaware limited liability company (“CEP I”);

(xiii)	Carlson Energy Corp., a Delaware corporation (“Carlson Corp”);

(xiv)	Clint D. Carlson, a United States citizen;

(xv)	Ron Hulme, a United States citizen; and

(xvi)	John K. Howie, a United States citizen.

SCHEDULE 13D

Page 19 of 30 Pages

The entities listed at (i) through (vii) are referred to herein collectively as the “Parallel Entities”. The entities and individuals listed at (ix) through (xi) are referred to herein collectively as the “Bluescape Persons” and the entities and individuals listed at (xii) through (xiv) are referred to herein as the “Carlson Persons”. The individuals listed at (xv) through (xvi) above are referred to herein as the “CEP I Persons”.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of ERR FI Ltd. and Carlson Corp are set forth in Appendix A attached hereto.

The principal business of each of the Parallel Entities is to invest in securities. The principal business of Parallel is to serve as the investment manager of the Parallel Entities. The principal business of each of BEP and CEP I is to manage the business of Parallel. The principal business of Bluescape Resources is to manage BEP and to invest in private oil and gas assets. The principal occupation of Mr. C. John Wilder Jr., is to serve as the Executive Chairman of Bluescape Resources. The principal business of Carlson Corp is to serve as a manager of CEP I. The principal occupation of Mr. Clint D. Carlson is serving as President of Carlson Capital, L.P., a Delaware limited partnership and an affiliate of Carlson Corp, the principal business of which is to serve as an investment manager. The principal occupation of both Mr. Ron Hulme and Mr. John K. Howie is to serve as a member of the board of managers of Parallel.

The principal business address of the Parallel Entities, Parallel and the CEP I Persons is 700 Louisiana St., 50th Floor Houston, Texas 77002. The principal business address of the Bluescape Persons is 200 Crescent Ct. #200, Dallas, Texas 75201. The principal business address of the Carlson Persons and Carlson Capital, L.P. is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 16, 2014, Flatonia, Parallel, Sabine River Energy, LLC (“Sabine”), Oak Valley Operating LLC (“Oak Valley Operator”), Oak Valley Resources, LLC (“Oak Valley”) and the Issuer entered into a Contribution Agreement (the “Contribution Agreement”). Concurrently with entering into, and in order to induce Flatonia to enter into, the Contribution Agreement, Oak Valley entered into an Amended and Restated Voting Agreement dated as of October 16, 2014 (the “Amended Voting Agreement”), with Ray Singleton, Chairman of the Board of Directors of the Issuer, President and Chief Executive Officer of the Issuer, and a significant stockholder of the Issuer (the “Voting Agreement Stockholder”), with respect to all of the shares of Common Stock that are currently or will be beneficially owned by the Voting Agreement Stockholder (“Voting Agreement Shares”). Flatonia is a third party beneficiary of the Amended Voting Agreement as described in more detail in Item 4 below. The shares of Common Stock to which this Schedule 13D relates have not been purchased by Flatonia, and no funds were expended in connection with the execution of either the Contribution Agreement or the Amended Voting Agreement.

SCHEDULE 13D

Page 20 of 30 Pages

Item 4.	Purpose of Transaction

Contribution Agreement

On October 16, 2014, the Issuer, Oak Valley, Flatonia, Parallel, Sabine and Oak Valley Operator entered into the Contribution Agreement. Currently, Flatonia owns a 70% undivided interest, and an Oak Valley subsidiary owns a 30% undivided interest, in an Eagle Ford horizontal development project, which is operated by Oak Valley Operator (such properties, the “Properties”). The Contribution Agreement provides that, upon the terms and subject to the conditions set forth in the Contribution Agreement, Flatonia will contribute to Sabine (which will then be wholly owned by Earthstone, as described below) a 20% undivided ownership interest in the Properties (the “Contribution”) in exchange for the issuance by Earthstone to Flatonia of shares of Common Stock, as described below. After the Contribution, Flatonia will continue to hold a 50% undivided interest in the Properties, and Sabine, which will then be owned by the Issuer, will hold the remaining 50%.

The closing of the Contribution is subject to the closing of the transactions contemplated by that certain Exchange Agreement, dated May 15, 2014 and as amended as of September 26, 2014, between the Issuer and Oak Valley (the “Exchange Agreement”), as referenced in the Issuer’s Current Reports on Form 8-K filed on May 16 and October 2, 2014 with the U.S. Securities and Exchange Commission (the “SEC”). Pursuant to the Exchange Agreement, Oak Valley will contribute to the Issuer the membership interests of its three subsidiaries, including Oak Valley Operator and Sabine, including Sabine’s interest in the Properties, in exchange for the issuance of 9,124,452 shares of Common Stock to Oak Valley (the “Exchange”).

In consideration for the Contribution, Earthstone will issue to Flatonia at the closing of the Contribution that number of shares of Common Stock equal to 21.4% of the outstanding shares of Common Stock, on an as-converted, as-exercised basis after giving effect to the Exchange and the Contribution (the “Contribution Shares”).

In order for Flatonia to achieve this 21.4% ownership, Earthstone will be required to issue 2,957,304 shares of Common Stock to Flatonia at the closing of the Contribution, which number (i) is based on the 1,737,420 shares of Common Stock represented by the Issuer to be outstanding on the date of the Contribution Agreement and (ii) assumes that 9,124,452 shares of Common Stock are issued to Oak Valley pursuant to the Exchange Agreement.

After giving effect to the transactions contemplated by the Exchange Agreement and the Contribution Agreement, current stockholders of the Issuer will own 12.6%, Oak Valley will own 66.0%, and Flatonia will own 21.4%, respectively, of the Issuer’s then outstanding Common Stock.

The Contribution Agreement and the Contribution have been approved by the board of directors of Earthstone (the “Earthstone Board”) and the board of managers of each of Oak Valley, Flatonia and Parallel.

Because the closing of the Contribution is subject to (i) approval by Earthstone’s stockholders of the issuance of the Contribution Shares to Flatonia, (ii) the closing of the transactions contemplated by the Exchange Agreement (which is itself subject to closing conditions, including the approval by Earthstone’s stockholders of the issuance of shares of Common Stock to Oak Valley) and (iii) other customary closing conditions, neither Flatonia nor any of the other Reporting Persons will have beneficial ownership of any of the Contribution Shares until the closing of the Contribution.

Under the Contribution Agreement, if the Contribution is consummated, Flatonia is entitled to designate one person to serve on the Earthstone Board as long as Flatonia continues to own at least 7.5% of the outstanding Earthstone Common Stock. If Flatonia does not exercise its right to designate a director, then Flatonia may elect instead to designate a Board observer, who would not be a director and would not have voting rights. If the Contribution is consummated and Flatonia exercises its Board designation right, the Earthstone Board will be increased to eight members. Flatonia has informed Earthstone that it does not intend to designate a person to serve on the Earthstone Board at this time or in the foreseeable future.

SCHEDULE 13D

Page 21 of 30 Pages

Amended Voting Agreement

On October 16, 2014, the Voting Agreement Stockholder and Oak Valley entered into the Amended Voting Agreement. Flatonia is a third party beneficiary of the Amended Voting Agreement. During the term of the Amended Voting Agreement, the Voting Agreement Stockholder has agreed, among other things, to (1) vote all Voting Agreement Shares in favor of the approval of the Exchange, the issuance of the Contribution Shares, the approval and adoption of the Exchange Agreement and the approval of any other transactions contemplated by the Exchange Agreement or the Contribution Agreement; (2) subject to certain exceptions, not sell or transfer the Voting Agreement Shares until the Amended Voting Agreement terminates; and (3) not enter into any other voting arrangement with respect to the Voting Agreement Shares or take any other action that would restrict, limit or interfere with the performance of his obligations under the Amended Voting Agreement. With respect to the obligations to vote on the Contribution Agreement, the Amended Voting Agreement terminates (a) at the closing of the Contribution or (b) if the Contribution Agreement is terminated in accordance with its terms. The Amended Voting Agreement also includes the grant by the Voting Agreement Stockholder of an irrevocable proxy to Frank A. Lodzinski, President and Chief Executive Officer of Oak Valley (and any other individual who may be designated by Oak Valley) to vote and exercise all voting rights with respect to the matters described above. Flatonia has not been granted a proxy directly, but it is a third party beneficiary of the Amended Voting Agreement and the proxy granted thereunder.

The foregoing descriptions of the Contribution Agreement and the Amended Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Contribution Agreement and the Amended Voting Agreement, which are filed as Exhibit B and Exhibit C hereto, respectively, and incorporated herein by reference.

Existing Joint Operating Agreement

If the Exchange and the Contribution are consummated, the Issuer’s interest in the Properties will represent approximately 56% of the proved reserves of the Issuer, based on the December 31, 2013 reserve estimates. The Properties are currently subject to a joint operating agreement (the “JOA”) with Flatonia. The JOA gives Flatonia a right to consent to any sale by Sabine of its interest in the Properties (which consent may be withheld if Flatonia does not believe the transferee has sufficient financial or technical capacity). The JOA also gives Flatonia a preferential purchase right to acquire the Properties should Sabine elect to sell its interest. The JOA further gives Flatonia the right to “tag along” in the event of a disposition of Sabine’s interest and include Flatonia’s interest in such disposition. All three of these provisions (i.e., the consent, preferential purchase and tag-along rights) are triggered by a direct sale by Sabine of its interests or a direct or indirect change of control of Sabine, which includes a change of control of Sabine’s owner.

In addition, the JOA includes a “drag-along” provision, which obligates Sabine to sell its interest in the Properties to a third-party buyer concurrently with a sale by Flatonia of its interest in the Properties. (If an Amended JOA is executed in connection with the Contribution, as described below, this provision will only apply to a 20% undivided interest held by Sabine.) If this provision were exercised, the Issuer may be obligated to sell the Properties at a price that it considers to be insufficient or at a time or on terms and conditions that it deems unattractive.

Amended Joint Operating Agreement

The Contribution Agreement provides that, at the closing of the Contribution, Sabine, Flatonia and Oak Valley Operator will enter into an amended JOA (the “Amended JOA”) that includes terms in addition to or in lieu of the ones described above. The Amended JOA will set forth the obligations of Sabine, Flatonia and Oak Valley Operator with respect to the day-to-day operations of the Properties.

SCHEDULE 13D

Page 22 of 30 Pages

The Amended JOA contains industry standard terms and provisions, and provides, among other things, that (i) Oak Valley Operator will be the party designated as the “Operator” of the Properties and, as such, will have full control of the Properties, subject to any limitations specifically contained in the Amended JOA and (ii) the costs and liabilities incurred in connection with exploring, developing and operating the Properties will be borne by the parties to the Amended JOA in proportion to their applicable ownership interests.

The Amended JOA includes an Area of Mutual Interest (the “AMI”) covering the area depicted on Exhibit A to the Amended JOA (the “Contract Area”). In the event that Oak Valley, the Issuer, Flatonia Holdings, or any of their subsidiaries acquires, directly or indirectly, an interest within the AMI, the Amended JOA provides that each non-acquiring party will have the option to participate for its proportionate share in such acquisition.

In the event that any party to the Amended JOA elects not to participate in the first well within a drilling unit (or, if such well is not located within a drilling unit, the first well on an oil and gas lease), such non-participating party must assign its working interest and net revenue interest in the applicable lease (or the applicable leases covered by such drilling unit in which such well is drilled) to the parties to the Amended JOA participating in that well. The non-participating party will be paid $2,000 per net mineral acre for such assignment.

The Amended JOA contains restrictions on the ability of Sabine to dispose of its interest in the Properties and, in certain instances, Sabine could be required to sell a portion of its interest in the Properties along with Flatonia. Sabine may not make a “Disposition” (as defined in the Amended JOA) of its interest in the Properties without Flatonia’s consent, which may be withheld if Flatonia reasonably believes the proposed buyer does not have the requisite financial capability or technical expertise to fulfill obligations under the Amended JOA. However, Flatonia will not have a consent right with respect to a Change of Control (as defined in the Amended JOA) of the Issuer. Flatonia also will have a right of first refusal in the event Sabine desires to “Dispose” (as defined in the Amended JOA) of its interest in the Properties in connection with any transaction other than a bona fide public company transaction at the Issuer level or resulting in a change in beneficial ownership of the Issuer. If Flatonia desires to Dispose of some or all of its interest, it is required to provide Operator with notice and give Operator and its affiliates 60 days to negotiate and enter into a purchase and sale agreement with Flatonia. If no agreement is reached, Flatonia may freely enter into negotiations with third parties and, if Flatonia is Disposing of 100% of its interests in the Properties, it can exercise certain drag-along rights. Flatonia’s drag-along rights permit it to require Sabine to sell some of its interests in the Properties, though Sabine has the right to retain up to a 30% non-operated interest in the Properties. The Amended JOA also contains tag-along rights in the event that any party to the Amended JOA receives an offer to Dispose of all or a portion of its interest in the Properties.

However, in connection with a bona fide public company transaction at the Issuer level or resulting in a change in beneficial ownership of the Issuer, in lieu of tag-along rights, Flatonia will have the option to cause the Issuer to acquire its interest in the Properties at fair market value in connection with the consummation of the bona fide public company transaction. The Amended JOA also restricts Operator’s ability to directly or indirectly transfer operatorship. Under the Amended JOA, the Exchange is not considered a Change of Control or Disposition of Sabine or Operator.

Operator may resign at any time upon written notice and shall be deemed to have resigned if (i) it terminates its legal existence, (ii) Sabine fails to own at least a 50% undivided interest in the Properties or (iii) if Operator is no longer capable of serving as operator. In addition, Operator may be removed if certain removal events occur, including a Change of Control of the Issuer, Operator or Sabine and certain significant changes in the management team of the Issuer. In the event that Flatonia sells all of its interests in the Properties, Flatonia may require Operator to resign and support the buyer to become the operator under the Amended JOA.

SCHEDULE 13D

Page 23 of 30 Pages

As long as Flatonia owns at least a 50% interest in the Contract Area, then in those instances under the Amended JOA in which the approval of the majority of the interest owners is required, Flatonia’s vote will be deemed to constitute a majority (i.e., even if it owns exactly 50%).

The Amended JOA will be effective as of the closing of the Contribution.

The Amended JOA will remain in full force and effect so long as any of the “Oil and Gas Leases” (as defined in the Amended JOA) remain or are continued in force with respect to the Contract Area. However, if Flatonia sells all of its interests in the Contract Area to a third party, and such third party becomes Operator, certain provisions of the Amended JOA will terminate.

Registration Rights Agreement

At the closing of the Contribution, the Issuer, Parallel, Flatonia and Oak Valley will enter into a registration rights agreement (the “Registration Rights Agreement”) requiring the Issuer to register, at its cost, with the SEC the resale of the Contribution Shares at the request of Flatonia, Parallel or any affiliate of Parallel to which Flatonia, Parallel or any affiliate thereof has transferred shares of Common Stock (collectively, the “Flatonia Stockholders”).

The Registration Rights Agreement will terminate after the third anniversary of the closing of the transactions contemplated by the Contribution Agreement. The Flatonia Stockholders owning a majority of the “Registrable Securities” (as defined in the Registration Rights Agreement) may request registration no more than two times, and no more frequently than once in any six-month period, of shares having an estimated offering price of greater than $5 million. With certain exceptions, the Issuer must file and have the registration statement declared effective and must maintain the effectiveness of the registration statement for nine months or such shorter period if all shares have been sold.

At any time following the six-month anniversary of the closing of the Contribution, if the Issuer is eligible to use a Form S-3 to register its securities for resale, then the Flatonia Stockholders owning a majority of the Registrable Securities may require the Issuer to file a shelf registration statement on Form S-3. The shelf registration statement must be filed within 20 days after the Issuer receives the request. The Issuer may also permit other persons, including Oak Valley, to register shares on the shelf registration statement. At any time during the term of the Registration Rights Agreement, the Flatonia Stockholders owning a majority of the Registrable Securities registered pursuant to a shelf registration statement may request that a public offering be made under the shelf registration statement if the aggregate proceeds of such sale are expected to equal or exceed $3 million.

If the Issuer files a registration statement, it must offer to the Flatonia Stockholders the opportunity to include the resale of their Registrable Securities in such registration statement, subject to customary qualifications and limitations.

The Issuer is prohibited from entering into or amending any registration rights agreements or other agreements that violate or are detrimental to rights granted to the Flatonia Stockholders in the Registration Rights Agreement. Additionally, Oak Valley, Parallel, Flatonia and the Issuer have all agreed that the registration rights granted to Oak Valley in connection with the Exchange Agreement are, subject to the provisions of both the Flatonia and Oak Valley registration rights agreements, pari passu with the rights of the Flatonia Stockholders to register their shares of Common Stock.

The Flatonia Stockholders have agreed that they will not, without the Issuer’s prior written consent, during the period commencing on the closing date of the Contribution Agreement and ending on the one year anniversary thereof (the “lock-up period”), sell or transfer any Registrable Securities. However, the foregoing restriction does not apply to: (i) sales or transfers to Parallel or any affiliate of Parallel; (ii) the ability of the Flatonia Stockholders to exercise their piggy-back registration rights in connection with the sale of Common Stock by any “Stockholder” (as defined in the Oak Valley Registration Rights Agreement entered into in connection with the Exchange Agreement), whether upon exercise of its own demand registration rights, piggy-back registration rights or otherwise; or (iii) the ability of the Flatonia Stockholders to exercise their tag-along rights, as described below.

SCHEDULE 13D

Page 24 of 30 Pages

If, during the lock-up period, any “Stockholder” (as defined in the Oak Valley Registration Rights Agreement entered into in connection with the Exchange Agreement) proposes or agrees to transfer all or a portion of its shares of Common Stock (including beneficial ownership with respect thereto) that are not sold as part of a public offering (excluding certain small transfers to family members for estate planning purposes), then each Flatonia Stockholder will have the right to participate in such transfer as provided in the Registration Rights Agreement.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The responses of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

1. As of the date hereof, the Reporting Persons do not own any shares of Common Stock. However, because of the Voting Agreement Stockholder’s obligations under the Amended Voting Agreement, Flatonia, as a third party beneficiary of those obligations, may be deemed to have shared voting power to vote up to an aggregate of 453,360 shares of Common Stock in favor of the approval of the Exchange, the issuance of the Contribution Shares, the Exchange Agreement and the other transactions contemplated by the Exchange Agreement and the Contribution Agreement. Thus, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Flatonia and the other Reporting Persons may be each deemed to be the beneficial owner of an aggregate of 453,360 shares of Common Stock. Flatonia is not a direct party to the Amended Voting Agreement, but it is a third party beneficiary of the Amended Voting Agreement and the proxy granted thereunder.

These shares of Common Stock subject to the Amended Voting Agreement represent 26.1% of the outstanding shares of the Issuer’s outstanding Common Stock, based on a total of 1,737,420 shares of Common Stock outstanding as of August 11, 2014, as reported in the Issuer’s Form 10-Q for the fiscal period ended June 30, 2014. In the Contribution Agreement, the Issuer represented to Flatonia that, as of the date of the Contribution Agreement, the number of shares of outstanding Common Stock had not changed from the amount reported in such Form 10-Q.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

2. Flatonia Holdings owns, directly and indirectly, 100% of the membership interests of Flatonia.

3. ERR owns 41.1%, ERR FI Flatonia Holdings owns 3.3% and ERR FI Flatonia Intermediate owns 14.2%, in each case, of the membership interests of Flatonia Holdings.

4. ERR FI Ltd. owns 100% of the membership interests of ERR FI Flatonia Holdings, and ERR FI owns 100% of the issued and outstanding shares of stock of ERR FI Ltd.

5. As set forth above, ERR, ERR FI and ERR FI II Flatonia Intermediate (collectively, the “ERR Entities”) own 58.6% of the membership interests of Flatonia Holdings. Parallel serves as the general partner of, and has the power to direct the affairs of, each of the ERR Entities. Parallel also serves as the manager of Flatonia Holdings and owns, directly or indirectly, 1.5% of the membership interests of Flatonia Holdings. The board of managers of Parallel consists of Clint D. Carlson, C. John Wilder, Jr., Ron Hulme,
John K. Howie, and Jonathan Siegler.

SCHEDULE 13D

Page 25 of 30 Pages

6. Together, CEP I and BEP have the power to direct the affairs of Parallel. Additionally, CEP I and BEP each own 50% of the outstanding membership interests of Parallel. Together, Carlson Corp, Ron Hulme and John K. Howie form the board of managers CEP I and have the power to direct its affairs. Collectively, Carlson Corp, Ron Hulme and John Howie own 100% of the membership interests of CEP I. Mr. Clint D. Carlson has the power to direct the affairs of Carlson Corp, as its President. Bluescape Resources owns 100% of the membership interests of BEP and has the power to direct the affairs of BEP. Mr. C. John Wilder, Jr. has the power to direct the affairs of Bluescape Resources as its Executive Chairman.

(c) Except as set forth in this Schedule 13D with reference to the Contribution Agreement and the Amended Voting Agreement, none of the Reporting Persons or, to their knowledge, any of its directors or executive officers, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) The Reporting Persons have no right to receive dividends from, or the proceeds from the sale of, the Voting Agreement Shares. The Reporting Persons will have no pecuniary interest in shares of Common Stock unless and until the transactions contemplated by the Contribution Agreement are consummated.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Contribution Agreement and Related Agreements

The description of the Contribution Agreement, the Amended Voting Agreement, the Registration Rights Agreement the JOA and the Amended JOA in Item 4 are hereby incorporated into this Item 6 by reference. The copy of the Contribution Agreement filed as Exhibit B hereto and the copy of the Amended Voting Agreement filed as Exhibit C hereto are incorporated by reference herein.

Amendment to Rights Agreement

On October 16, 2014, immediately prior to the execution and delivery of the Contribution Agreement and the Amended Voting Agreement, and in order to induce Flatonia to enter into the Contribution Agreement, Earthstone entered into the Third Amendment to Earthstone’s Rights Agreement, dated February 4, 2009 and as amended by the First Amendment to the Rights Agreement dated May 15, 2014 and the Second Amendment to the Rights Agreement dated May 15, 2014 (the “Earthstone Rights Agreement”). The Earthstone Rights Agreement sets forth the terms under which the Issuer would issue preferred share purchase rights (the “Earthstone Rights”).

The primary purposes of the Third Amendment to the Earthstone Rights Agreement are to:

•	Exempt from the definition of “Acquiring Person” (as defined in the Earthstone Rights Agreement): any person who would otherwise be deemed an Acquiring Person by virtue of the execution and delivery of the Contribution Agreement or by virtue of the execution and delivery of the Amended Voting Agreement, or any agreements ancillary to the Contribution Agreement or the Amended Voting Agreement, or as a result of the approval, announcement or consummation of the transactions contemplated by the Contribution Agreement, the Amended Voting Agreement or any such ancillary agreements;

•	Exempt from the definition of “Shares Acquisition Date” (as defined in the Earthstone Rights Agreement): the execution and delivery of the Contribution Agreement, the Amended Voting Agreement or any agreements ancillary thereto, the approval or announcement thereof, or the consummation of the transactions contemplated thereby; and

•	Exempt from the definition of “Distribution Date” (as defined in the Earthstone Rights Agreement): the execution and delivery of the Contribution Agreement, the Amended Voting Agreement or any agreements ancillary thereto, the approval or announcement thereof, or the consummation of the transactions contemplated thereby.

SCHEDULE 13D

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Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is filed as Exhibit A hereto and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

Exhibit A	Joint Filing Agreement, dated October 27, 2014.

Exhibit B	Contribution Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2014).

Exhibit C	Amended Voting Agreement.

SCHEDULE 13D

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: October 27, 2014

FLATONIA ENERGY, LLC

By:	/s/ John K. Howie
Name:	John K. Howie
Title:	President

FLATONIA HOLDINGS, LLC

By:	Parallel Resource Partners, LLC, its manager

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ENERGY RECAPITALIZATION AND RESTRUCTURING FUND, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ERR FI FLATONIA HOLDINGS, LLC

By:	Energy Recapitalization and Restructuring FI, Ltd., its managing member

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Director

ENERGY RECAPITALIZATION AND RESTRUCTURING FI, LTD.

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Director

SCHEDULE 13D

Page 28 of 30 Pages

ENERGY RECAPITALIZATION AND RESTRUCTURING FI FUND, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ERR FI II FLATONIA INTERMEDIATE, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

PARALLEL RESOURCE PARTNERS, LLC

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

BLUESCAPE ENERGY PARTNERS LLC

By:	/s/ C. John Wilder, Jr.
Name:	C. John Wilder, Jr.
Title:	Executive Chairman

BLUESCAPE RESOURCES COMPANY LLC

By:	/s/ C. John Wilder, Jr.
Name:	C. John Wilder, Jr.
Title:	Executive Chairman

/s/ C. John Wilder, Jr.
C. John Wilder Jr.

CARLSON ENERGY PARTNERS I, LLC

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	Chairman

SCHEDULE 13D

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CARLSON ENERGY CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Ron Hulme
Ron Hulme

/s/ John K. Howie
John K. Howie

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 30 of 30 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ERR FI LTD. AND CARLSON CORP

The following sets forth the name, position, principal occupation, and principal business address of each director and executive officer of Energy Recapitalization and Restructuring FI, Ltd. and Carlson Energy Partners I, LLC, respectively. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Energy Recapitalization and Restructuring FI, Ltd. or Carlson Energy Partners I, LLC owns any Common Stock.

ERR FI LTD.

Name	Position	Principal Occupation	Citizenship and Principal Business Address
Ron Hulme	Director	Chief Executive Officer and member of the board of managers of Parallel	U.S.A., 700 Louisiana St., 50th Floor, Houston, Texas 77002

Jonathan Siegler	Director	Chief Financial Officer and member of the board of managers of Parallel	U.S.A., 200 Crescent Court, Suite 200, Dallas, Texas 75201

Clint D. Carlson	Principal	President of Carlson Capital, L.P.	U.S.A., 2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201

CARLSON CORP.

Name	Position	Principal Occupation	Citizenship and Principal Business Address
Clint D. Carlson	President and Director	President of Carlson Capital, L.P.	U.S.A., 2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201

Lynne B. Alpar	Chief Financial Officer	Chief Financial Officer of Carlson Capital, L.P.	U.S.A., 2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201